SECURITIES AND EXCHANGE COMMISSION
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FEB 22 2012
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SEC FILE NUMBER
8-15919

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.I.S. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 EAST 9TH STREET
(No. and Street)

KANSAS CITY (City) MISSOURI (State) 64106-2627 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROL S. BOONE, PRESIDENT (816) 842-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 WALNUT STREET, SUITE 1700 (Address) KANSAS CITY (City) MISSOURI (State) 64106-2627 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, CAROL S. BOONE, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MICHELLE R. SALYER
Notary Public - Notary Seal
STATE OF MISSOURI
Jackson County
My Commission Expires: November 2, 2014
Commission # 10108634

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.I.S. Financial Services, Inc.

December 31, 2011 and 2010

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.



1201 Walnut Street, Suite 1700
Kansas City, MO 64106-2246
816.221.6300 Fax 816.221.6380 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statements of financial condition of N.I.S. Financial Services, Inc. as of December 31, 2011 and 2010, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.I.S. Financial Services, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Kansas City, Missouri
February 8, 2012


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

N.I.S. Financial Services, Inc.

Statements of Financial Condition

December 31, 2011 and 2010

Assets

	2011	2010
Cash and cash equivalents	$ 6,113,598	$ 1,055,605
Restricted cash for the exclusive use of customers	700,000	700,000
Total cash and cash equivalents	6,813,598	1,755,605
Receivables		
Concessions	1,208,151	1,313,046
Accrued interest	47,231	47,231
Affiliates	33,832	15,188
Investments, at market	2,217,449	7,144,184
Total assets	$ 10,320,261	$ 10,275,254

Liabilities and Stockholder's Equity

	2011	2010
Liabilities		
Accrued commissions	$ 423,041	$ 453,162
Due to broker	33,495	14,616
Payable to parent for federal income tax	106,171	160,734
State income tax payable	34,173	48,148
Other liabilities	92,284	90,281
Total liabilities	689,164	766,941
Stockholder's Equity		
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	80,042	80,042
Retained earnings	9,531,055	9,408,271
Total stockholder's equity	9,631,097	9,508,313
Total liabilities and stockholder's equity	$ 10,320,261	$ 10,275,254

N.I.S. Financial Services, Inc.

Statements of Income

Years Ended December 31, 2011 and 2010

	2011	2010
Income		
Concessions	$ 7,955,666	$ 7,776,800
Interest	114,665	116,869
Net unrealized losses on investments	(89,348)	(37,578)
Other	4,273	3,919
Total income	7,985,256	7,860,010
Expenses		
Commissions	2,985,248	2,940,468
Salaries and related benefits	490,750	469,057
Licenses and registration fees	79,292	132,497
Service fees	633,665	635,635
Other operating expenses	210,749	179,686
Total expenses	4,399,704	4,357,343
Income Before Taxes	3,585,552	3,502,667
Provision for Income Taxes	1,462,768	1,392,910
Net Income	$ 2,122,784	$ 2,109,757

N.I.S. Financial Services, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2011 and 2010

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2010	$ 20,000	$ 80,042	$ 9,298,514	$ 9,398,556
Net income	-	-	2,109,757	2,109,757
Cash dividends ($100 per share)	-	-	(2,000,000)	(2,000,000)
Balance, December 31, 2010	20,000	80,042	9,408,271	9,508,313
Net income	-	-	2,122,784	2,122,784
Cash dividends ($100 per share)	-	-	(2,000,000)	(2,000,000)
Balance, December 31, 2011	$ 20,000	$ 80,042	$ 9,531,055	$ 9,631,097

See Notes to Financial Statements

N.I.S. Financial Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2011 and 2010

	2011	2010
Operating Activities		
Net income	$ 2,122,784	$ 2,109,757
Items not providing cash		
Net unrealized losses on investment	89,348	37,578
Accretion of bonds	(16,731)	(19,878)
Changes in		
Concession receivable	104,895	(106,057)
Affiliate receivables	(18,644)	22,591
Accrued commissions	(30,121)	29,723
Payable to parent for federal income tax	(54,563)	9,217
Due to broker	18,879	(23,163)
State income tax payable	(13,975)	5,720
Other liabilities	2,003	49,436
Net cash provided by operating activities	2,203,875	2,114,924
Investing Activities		
Purchases of investments	(4,837,155)	(9,582,322)
Proceeds from maturities of investments	9,691,273	9,241,323
Net cash provided by (used in) investing activities	4,854,118	(340,999)
Financing Activities		
Dividends paid	(2,000,000)	(2,000,000)
Net cash used in financing activities	(2,000,000)	(2,000,000)
Increase (Decrease) in Cash and Cash Equivalents	5,057,993	(226,075)
Cash and Cash Equivalents, Beginning of Year	1,755,605	1,981,680
Cash and Cash Equivalents, End of Year	$ 6,813,598	$ 1,755,605
Supplemental Cash Flows Information		
Income taxes paid	$ 1,449,293	$ 1,333,410

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of CNS Corporation ("CNS"), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of The Financial Industry Regulatory Authority (FINRA). The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), also a wholly owned subsidiary of CNS.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2011 and 2010, cash equivalents consisted of a money market account.

The Company has segregated funds in a special cash reserve account for the exclusive use of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Pursuant to legislation enacted in 2010, the FDIC will fully insure all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Brokerage Income Recognition

Concession income and the related commission expense are recognized on trade date. Substantially all concession income is received from Pioneer Funds Distributor, Inc., which acts as principal underwriter of the Pioneer Funds.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash and cash equivalents, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

Investments consist of government agency obligations and are valued at their quoted market value with the resulting unrealized gain or loss included in operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through February 8, 2012, which is the date the financial statements were issued.

Note 2: Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company joins with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement, the Company recognizes federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2011 and 2010, the Company made federal and some state income tax payments to CNS of $1,245,713 and $1,147,040, respectively, and state income tax payments directly to the states totaling $203,580 and $186,370, respectively.

The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2008.

Note 3: Related Party Transactions

Service Agreement

The Company has a service agreement with its parent in which office space, equipment, supplies, legal and information technology services are provided to the Company. The agreement requires the Company to pay for office space and equipment based on square footage and other services based on the total Company accounts (mutual fund accounts). This allocation will be adjusted annually on September 1. The Company incurred expenses totaling $633,665 and $635,635 under this service agreement for the years ended December 31, 2011 and 2010, respectively.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of \$5,000 or $6^2/_3$% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .08 to 1 as of December 31, 2011. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of \$8,505,376 as of December 31, 2011, which exceeded the required net capital by \$8,459,432.

Note 5: Cash Dividends

The Company declared and paid cash dividends to CNS in the amount of \$2,000,000 for both years ended 2011 and 2010. The Company anticipates making normal distributions to CNS in the future based upon profitability.

Note 6: Employee Benefit Plans

The Company participates in Ozark's defined contribution plan, covering substantially all employees. The contribution is solely based on the discretion of the Company. An eligible employee becomes vested in the Company contribution under a six-year graded vesting schedule. The Company's portion of the Plan's expense was \$31,200 for both years ended December 31, 2011 and 2010.

Note 7: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Concession Income and Concession Receivables

Substantially all of the Company's concession income and receivables result from transactions with one broker-dealer. The Company does not require collateral to support the receivables, but closely monitors its business with the entity to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

Note 8: Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the uncertainty involved in these matters, the ultimate outcome could differ materially.

FINRA Examinations

In a letter dated November 17, 2006, FINRA informed the Company of a potentially significant violation of Securities and Exchange Commission (SEC) Rule 15c3-3 of the Securities and Exchange Act of 1934. In 2006, the Company resolved the past Rule 15c3-3 violation issues through a Letter of Acceptance, Waiver and Consent (AWC) with FINRA, the Company is still in the process of requesting exemptive relief from Rule 15c3-3 from the SEC.

FINRA's most recent examination of the Company was in January 2012.

Management does not believe the impact of the possible violation of Rule 15c3-3 or the results of the most recent FINRA examination will have a material adverse impact on the overall financial position of the Company; however, due to the uncertainty nature of these matters, the ultimate impact on the financial position of the Company could vary materially.

Note 9: Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase the financial instrument underlying the contract at a loss.

Note 10: Disclosures About Fair Value of Assets and Liabilities

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Investment Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. As of December 31, 2011 and 2010, the Company had no Level 1 investments. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government and Agency securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, and as of December 31, 2011 and 2010, the Company had no Level 3 investments.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011				
Federal Farm Credit Bank	$ 2,217,449	$ -	$ 2,217,449	$ -
December 31, 2010				
U.S. Treasury Bill	$ 4,849,146	$ -	$ 4,849,146	$ -
Federal Farm Credit Bank	2,295,038	-	2,295,038	-
	$ 7,144,184	$ -	$ 7,144,184	$ -

Supplementary Information

N.I.S. Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1

December 31, 2011

Aggregate Indebtedness	$ 689,164
Stockholder's Equity	$ 9,631,097
Less Nonallowable Assets	
Receivables and other assets	(1,109,090)
Haircuts on securities	(16,631)
Net capital	8,505,376
Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness	(45,944)
Net capital in excess of requirement	$ 8,459,432
Ratio of Aggregate Indebtedness to Net Capital	.08 to 1

Note: The Company is in process of requesting exemptive relief with Rule 15c3-3 (*see Note 8*).

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A.



1201 Walnut Street, Suite 1700
Kansas City, MO 64106-2246
816.221.6300 Fax 816.221.6380 www.bkd.com

Report of Independent Registered Public Accounting Firm on Internal Control

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of N.I.S. Financial Services, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.


Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 8, 2012



CPAs & Advisors

1201 Walnut Street, Suite 1700
Kansas City, MO 64106-2246
816.221.6300 Fax 816.221.6380 www.bkd.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's Exclusion from SIPC Membership

Board of Directors of
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to N.I.S. Financial Services, Inc.'s Certification of Exclusion From Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by N.I.S. Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating N.I.S. Financial Services, Inc.'s compliance with the applicable instructions of the Certification of Exclusion From Membership. N.I.S. Financial Services, Inc.'s management is responsible for N.I.S. Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We noted no inconsistencies between the Certification of Exclusion from Membership (Form SIPC-3) and the income reported.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 8, 2012

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] PRES. 1-8-11

Authorized Signature/Title Date

CAROL S. BOONE, PRESIDENT

SIPC-3 2011

8-

8-015919 FINRA DEC 12/30/1970
N I S FINANCIAL SERVICES INC
500 E 9TH ST
KANSAS CITY, MO 64106

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2011

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2011 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

XX (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.